

February 1, 2007

Room 7010

John Wille
Executive Vice President and Chief Financial Officer
Ascendia Brands, Inc.
100 American Metro Boulevard Suite 108
Hamilton, NJ 08619

> **Re: Ascendia Brands, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Form 10-Q for the Fiscal Quarter Ended May 27, 2006**
> **Form 10-Q for the Fiscal Quarter Ended August 26, 2006**
> **Form 10-Q for the Fiscal Quarter Ended November 25, 2006**
> **File No. 001-32187**

Dear Mr. Geiger:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended February 28, 2006

Management's Discussion and Analysis, page 18

1. We note the disclosure of your critical accounting policies is substantially identical to your footnote disclosure. Please note this disclosure is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and

variability of information regarding financial condition and operating performance. In future filings please expand your discussion of critical accounting policies to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

2. Please tell us whether you offer any customer incentives in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, payments under buydown agreements, and other consideration. If so, please disclose the statement of earnings line item in which each of these types of consideration is included. See EITF 00-22 and 01-09.

Statements of Operations, page F-6

3. Please explain why earnings per share is considered "N/A" for fiscal years 2005 and 2004. Explain why EPS for periods prior to the merger is not presented to reflect the equivalent number of shares received by the shareholders of the accounting acquirer in the merger.

Statements of Stockholders'/Members' Equity, page F-7

4. Please explain your accounting basis for the elimination of the accumulated deficit of the business for periods prior to the merger.

Note 1 – Description of Business and Reorganization

The Merger, page F-101

5. On page F-10, you state the purchase price of $45.7 million is equal to the total market value of Cenuco, Inc.'s stock outstanding prior to the Merger, plus the fair value of the options that automatically vested on the date of the Merger. Please clarify how you calculated the fair value and whether you used the market price for a specific period before and after the date the terms of the acquisition were agreed to and announced (i.e. March 16, 2005.)

6. In future filings delete your reference to an independent valuation firm or identify the independent firm. If you chose to refer to and identify the independent firm, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

7. We note that you had acquired software technology included in your amortizable intangible assets balance in the merger with Cenuco. Tell us whether the technology is subject to the provisions of SFAS 86 or SOP 98-1. If this technology is subject to SFAS 86, tell us how you classified the $1.2M of amortization in 2006 and how your presentation complies with Question 17 to the SFAS 86 FASB Staff Implementation Guide.   Please note that SFAS 86 amortization should be classified to cost of sales.

Note 2 – Summary of Significant Accounting Policies and Basis of Presentation

Goodwill and Indefinite Lived Intangibles, page F-13

8. Tell us and expand your disclosure to discuss the events and circumstances that led you to believe the goodwill recorded for your WAD division had substantially and permanently diminished and an impairment charge was necessary. Specifically address the events that occurred during the year of the acquisition that led you to believe the $16.4M impairment charge was necessary nine months after the acquisition and provide the investor a better understanding of your initial investment and the subsequent impairment of that investment. Further explain how you determined that the remaining goodwill balance of $14.6M as well as any other WAD assets still recorded on your balance sheet are recoverable. In this regard we note that your WAD segment is still experiencing losses through your quarter ended November 25, 2006.

Note 6 – Long Term Debt, page F-18

9. Please clarify whether the Default Derivatives discussed in Note 6 of your Forms 10-Q for August 26 and November 25, 2006, include separate derivatives other than the Conversion Option, identify their specific nature and explain why each component meets the definition of a derivative and the criteria for bifurcation in SFAS 133 and EITF 00-19. Explain why the Conversion Option meets the criteria for bifurcation in SFAS 133 and EITF 00-19. Discuss the impact FASB Staff Position No. EITF 00-19-2 will have upon adoption, if any. Discuss how your accounting policies relating to registration rights impact your classification of the warrants under SFAS 133 and EITF 00-19.

Note 7 – Pension and 401(k) Plans, page F-21

10. Please explain why the assumptions include a 0% rate of increase in compensation for U.S. employees.

Note 11 – Capital Structure and Net Loss Per Common Share, page F-29

11. With regards to your Series A Preferred Stock, we note your disclosure that these instruments are not redeemable however it appears that 205.9 preferred shares were redeemed during the six months ending November 25, 2006. Further explain the redemption terms of the Series A preferred stock and how you considered the guidance in ASR 268 and D-98. Additionally we note that your conversion terms for these instruments are unclear. Tell us whether or not it was necessary to record a beneficial conversion feature and how you considered EITF 98-5 and EITF 00-27.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief